Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed under Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Exult, Inc.

Commission File No. 0-30035

Hewitt and Exult:

What We’ve Been Hearing

The stockholder vote on our planned merger with Exult is now only days away. In all of our communications leading up to this moment, we’ve made our position clear: this combination brings together the strengths of both firms and positions us as the leader in the HR Business Process Outsourcing (HR BPO) marketplace.

But what do our clients and their advisors think? After all, they’re the ones who’ll ultimately determine the market for our services. Do they believe this merger strengthens our capabilities? Will it make us a more compelling business partner?

Because the merger hasn’t closed yet, we’ve only had a limited number of conversations with clients about our new capabilities. But even so, a consensus is rapidly emerging....

Client Reaction: In a word “Wow”

We started hearing from our clients—including benefits outsourcing clients, consulting clients, and current Workforce Management clients—the same day that we announced our intention to merge with Exult. Since then, we’ve also had the opportunity to “preview” our expanding capabilities with several clients and prospects. Here is just a little of what we’ve heard so far:

“Wow!”

“This sounds like a great pairing from my point of view.”

“This should worry several of your more traditional competitors.”

“This is the most compelling announcement I have heard in this industry in a while.”

“Your offer is clearly a generation ahead.”

“This offer is really innovative and practical.”

Obviously, this is not a scientific sampling; but it does reflect the positive reaction we’re encountering in the marketplace to date.

Here’s what’s even more important: In the weeks since our announcement, client reaction has transformed from words to results. Our Client Development Group (CDG) can identify at least three situations where Hewitt had been eliminated from HR Business Process Outsourcing (HR BPO) contention only to be invited back to the table in light of the pending merger. And there have been several other opportunities where we’ve either been brought into a discussion or have seen our chances grow significantly since announcing our intent to merge with Exult.

It’s clear that our merger announcement has demonstrated our commitment to the HR BPO marketplace and bolstered the credibility of our offer. And this is before we’ve been able to communicate broadly about our enhanced capabilities. We feel the positive “buzz” will only grow once the merger closes, and we can be more direct in describing our new offer.

Learn More About the New Hewitt Offer

Once the merger is final, we’ll share more details about our client offer. We believe it’s the broadest, most flexible solution to be made available in the HR BPO marketplace. Watch The Source in coming days for more information.

Industry Analysts Have Their Say

Industry analysts play a very influential role in the marketplace. They study the HR outsourcing and consulting industry to help their clients—who are our current and potential clients—understand developments and overall trends. Their opinions can have an impact on the decisions our clients make and whom they choose to partner with.

Like our clients, industry analysts have generally been very positive about the merger. Here’s a snapshot of the reaction from some of the leading analysts:

The Yankee Group: “This move propels you to lead the HR BPO industry. It’s a coming together of two visionaries, with Hewitt as the leading and more experienced HR player combining with the pure HR BPO leader.”

Gartner: “This merger is in many ways a perfect marriage. Together, Hewitt and Exult will be able to offer existing and prospective consulting and benefits clients a much broader solution set.”

Forrester Research: “This is a step in the right direction. We think our clients will be very pleased.”

IDC: “This is an exciting and interesting development. In order to succeed in delivering on HR BPO deals, organizations will need to be like Hewitt—a strong provider with strong financial backing.”

What about Wall Street?

Of course, no discussion about external reaction should ignore the perspective of the investment community. Generally speaking, analysts and investors—like most of our clients—believe in the strategy behind this combination. They have, however, expressed two areas of concern:

The merger raises Hewitt’s risk profile: Our performance will now depend not only on our strategic and operating plans, but also on achieving sales and cost synergies through the merger.

The merger impacts our profitability targets: Over the next few years, we expect there to be some effect (greater than “modest” in FY2005) on our operating margins and earnings resulting from costs related to the merger and related factors.

Here are quotes from some of the equity research analysts who have published reports on the transaction:

Tien-tsin Huang, JP Morgan Securities: “We view HEW’s planned acquisition of EXLT as a positive. Should the deal close, we believe the combination would create the premier HR services firm in the sector—in a market expected to grow at double-digit rates over the next three years. We are removing HEW from our ‘Focus List’ because the dilutive nature of the deal and integration risks will likely delay our prior share outperformance expectations over the next six months.” (June 17, 2004)

Greg Gould, Goldman Sachs: “In our view, the acquisition is strategically important because it sharply accelerates Hewitt’s push into HR BPO, an area it had begun to focus on, but didn’t yet posses sufficient scale and industry mind-share. The acquisition doesn’t, in our view, change the competitive landscape of the industry.” (June 16, 2004)

Mark Marcon, Wachovia Securities: “While we admire Hewitt, our initial assessment of the transaction is mixed given the high cost, significant dilution in ‘05, and Exult’s mixed financial performance. Longer-term strategic potential positives include a clear leadership position in the growing HR outsourcing space, an unmatched end-to-end service offering, scale advantages, tax savings, and the opportunity to achieve revenue and cost saving synergies.” (June 16, 2004)

Greg Cappelli, Credit Suisse First Boston: “We see potential upside opportunity in Hewitt’s strengthened competitive position and potential ability to generate new client wins and revenue growth within the HR BPO space. While we are optimistic Hewitt and Exult will be able to go to market with a more compelling HR BPO solution, we believe investors are questioning whether the transaction was partially defensive in nature, perhaps signaling a more challenging end market for Hewitt on a stand-alone basis.” (June 17, 2004)

We feel good about the overall reaction; and the concerns being raised are no surprise. In fact, our board and leadership team took these same concerns into account prior to moving ahead with the merger.

Risk and profitability are going to be a factor in virtually any merger, not just the Hewitt/Exult transaction. But strategic risks are a necessary part of growing as a business. We must now manage these risks by delivering on the potential that the merger has to offer. And there’s absolutely no doubt that the combined firm will have all the talent and tools we need to turn this potential into a reality.

Coming Up

We’re now only days away from the September 30 stockholder vote. If the vote goes as anticipated, Hewitt and Exult will be clear to operate as a combined company beginning October 1. After months of planning, we’ll start putting our integration plans into place. We’ll learn, adapt, and begin serving clients as a single firm.

It will be very exciting...but it won’t always be easy. That’s why we have to stay focused on our ultimate goal: showing that a combined Hewitt and Exult is greater than the sum of its parts...that we offer more options, more flexibility, and a more complete array of

HR outsourcing and consulting solutions than any competitor—and that more clients want to partner with us as a result. With your commitment, we’ll make it happen. We’ll share in the challenges—and we’ll share in the opportunities.

Watch The Source later this week for much more information. And, as always, many thanks to all of you for your continuing dedication to the firm and our clients.

SEC 425 Statement

Forward-Looking Information

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt’s and Exult’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt’s and Exult’s results to differ materially from those described in the forward-looking statements can be found in Exult’s 2003 Annual Report on Form 10-K and Hewitt’s Form S-3 filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

Hewitt has filed a registration statement, containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger, with the SEC. Hewitt and Exult have mailed the joint proxy statement/prospectus to their prospective stockholders. WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT, AND THE PROPOSED TRANSACTION. You may obtain documents filed with the SEC by Hewitt or Exult free of charge at the SEC’s Internet site, http://www.sec.gov. You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc. 100 Half Day Road, Lincolnshire, Illinois 60069, or by telephone at (847) 295-5000. You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from Exult Investor Relations, 121 Innovation Drive, Irvine, CA 92612 or by telephone at (949) 856-8841.

Interests of Participants

Hewitt and Exult, their directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Hewitt and Exult stockholders in favor of the proposed business combination. Information about the directors and executive officers of Hewitt and Exult and information about other persons who may be deemed participants in this transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus. You can find information about Hewitt’s executive officers and directors in Hewitt’s definitive annual meeting proxy statement filed with the SEC on December 19, 2003. You can find information about Exult’s executive officers and directors in their definitive annual meeting proxy statement filed with the SEC on April 16, 2004. You can obtain free copies of these documents from Hewitt and Exult using the contact information above.